CONTACTS:
Ed Terino	Jerry Sisitsky
617/386-1005	617/386-1158
eterino@atg.com	jsisitsk@atg.com

ATG UPDATES SHAREHOLDERS ON ITS PROPOSED ACQUISITION
OF PRIMUS KNOWLEDGE SOLUTIONS, INC.

Company Schedules Stockholder Meeting for October 22, 2004;
Urges Shareholders to Vote in Favor of Primus Acquisition

CAMBRIDGE, Mass. – September 23, 2004 – ATG (Art Technology Group, Inc., NASDAQ: ARTG) today issued the following letter to shareholders:

September 23, 2004

To ATG Shareholders:

We are writing to you today to provide you with updated information about Art Technology Group’s (“ATG”) proposed acquisition of Primus Knowledge Solutions, Inc. (“Primus”). The special meetings of the stockholders of ATG and Primus to approve the transaction have been scheduled for October 22, 2004. ATG has mailed to you definitive proxy materials for its special meeting of stockholders. We urge you to VOTE FOR the acquisition by returning the WHITE PROXY CARD that is included in ATG’s proxy materials.

The combination of ATG and Primus makes sense not only from a technology perspective, a customer perspective and a cultural perspective, but also, most importantly, from a financial perspective. We are confident that this acquisition will enhance shareholder value.

As part of the integration planning that our team has completed to date, we have identified a number of areas where we can achieve synergies between the two companies.

Our initial estimates for cost synergies were in the range of $10 million to $15 million in annual savings. After additional planning and review with an integration planning committee comprised of members of ATG’s board, we are now committed to reducing our recurring expenses for the combined company by $15 million to $17 million per year. Both of these estimates for cost synergies include approximately $3 million in incremental costs for the amortization of intangible assets related to the transaction. These cost synergies are also based on the combined companies’ annualized second-quarter 2004 expense run-rate of $106 million.

From a technology standpoint, our two product sets are very complementary. Our combined company will deliver the industry’s most integrated customer experience solution – combining ATG’s strength in online sales and marketing with Primus’ strength in customer service software. Since our announcement on August 10, we’ve received enthusiastic feedback on the transaction from our customers and partners, reinforcing our belief that joining our two companies together will create strong cross-selling and up-selling potential within our combined customer base.

Industry analysts also recognize the strategic rationale for the ATG/Primus combination. Below are just a few of the positive comments from leading industry experts:

•	“Consolidation in the e-service market is necessary...enterprises are looking for integrated multichannel solutions” – Gartner

•	“ATG and Primus are a very good match... Primus software enhances the customer experience that ATG software creates...The new ATG can help you.” – Patricia Seybold Group

•	The two companies’ strengths have been very complementary. This will really build out ATG’s self service capabilities.” – Gartner

•	“The deal creates a company stronger than either individual organization.” – Current Analysis

I encourage you to visit our website where you can find other industry analyst feedback about ATG’s proposed acquisition of Primus – http://www.atg.com/en/news/analysts/primus.jhtml

ATG and Primus have made a joint commitment to a focused, swift and effective integration process. We have been working diligently on integration planning and we have an experienced team leading this process. Our key goal in this acquisition is to deliver higher value for ATG shareholders over the long-term. With this primary objective in mind, our goals for the Primus acquisition are to:

•	Create an e-business powerhouse with the capability to become the industry leader in eCommerce and eService

•	Integrate our product sets to deliver a product suite that is unique in the market while enhancing customer satisfaction and retention

•	Build a combined company that has the capability to scale and grow in a profitable manner

This acquisition is being supported by the full board of directors and management teams of both ATG and Primus. Customers and industry experts understand and approve of the rationale for the combination. We now turn to you, the ATG shareholder. We urge that you VOTE FOR this transaction by filling out and returning the WHITE PROXY CARD as soon as possible. In doing so, you will help us in our continuing efforts to maximize the value of your investment in the company. If you have additional questions about our proxy, please contact:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(800) 322-2885

Sincerely,

Bob Burke
ATG’s President and CEO

ABOUT PRIMUS KNOWLEDGE SOLUTIONS, INC.

Primus Knowledge Solutions (NASDAQ: PKSI) develops award-winning software that enables companies to provide a superior customer experience via contact centers, help desks, Web self-service, and electronic communication channels. Primus technology powers every interaction with knowledge to increase customer satisfaction and reduce operational costs. The company continues to receive industry accolades for its robust product platform, including a 2004 CRM Excellence Award and 2004 Users Choice Award for Primus® KnowledgeCenter, and “Strong Positive” ratings from Gartner, the leading provider of research and analysis on global IT, in both the Web Self-Service Gartner MarketScope for 1H04 and the ERMS Gartner MarketScope for 1H04. In 2003, Primus received the STAR Award for “Best Support Technology Vendor” from the Service & Support Professionals Association (SSPA), was recognized for its trend-setting products and named one of the “100 Companies that Matter in Knowledge Management” by KMWorld magazine, and received the CRM Excellence Award from the editors of Customer Interaction Solutions magazine. Global organizations such as Allied Irish Bank, The Boeing Company, CompuCom, EMC, Ericsson, Inc., Fujitsu Limited, Inc., IBM, HSBC, Orange, Motorola, 3Com, and T-Mobile rely on Primus technology to enhance their customer service and support initiatives. Visit www.primus.com for more information.

ABOUT ATG

ATG delivers innovative software to help high-end consumer-facing companies create a richer, more adaptive interactive experience for their customers and partners online and via other channels. ATG has delivered category-leading e-business solutions to many of the world’s best-known brands including A&E Television, Aetna Services, Inc., Alcatel, American Airlines, Barclays Global Investors, Best Buy, BMG Direct, Eastman Kodak, Ford Motor Credit, HSBC, Hyatt, J.Crew, Merrill Lynch, Newell Rubbermaid, Target, U.S. Army, Walgreen Company and Wells Fargo. The Company is headquartered in Cambridge, Massachusetts, with additional locations throughout North America, Europe, and Asia. For more information about ATG, please visit www.atg.com.

© 2004 Art Technology Group, Inc., ATG and Art Technology Group are registered trademarks of Art Technology Group, Inc., ATG Customer Experience Platform is its service mark. All other product names, service marks, and trademarks mentioned herein are trademarks of their respective owners.

ADDITIONAL INFORMATION ABOUT THE ACQUISITION AND WHERE TO FIND IT

ATG has filed a registration statement on Form S-4 in connection with the transaction, and ATG and Primus have mailed a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ATG and Primus are urged to read the joint proxy statement/prospectus because it contains important information about ATG, Primus and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus at the SEC’s Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from ATG or Primus. ATG and Primus file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ATG and Primus with the SEC are also available for free at the SEC’s Web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from ATG or Primus.

The executive officers and directors of ATG and Primus may be deemed to be participants in the solicitation of proxies from the stockholders of Primus and ATG in favor of the acquisition. A description of the interests of ATG’s and Primus’ executive officers and directors is set forth in the joint proxy statement/prospectus filed with the SEC in connection with this special meeting.

Except as expressly stated, ATG does not adopt or endorse the analysis or conclusions of the industry analysts whose reports are excerpted herein, including, without limitation, any analysis, estimates or projections of the future financial condition or results of operations of ATG or of the combined companies that may be contained in those reports. Other industry analysts may hold or publish views concerning the merits of the transaction that are different from those of the analysts cited herein, and we disclaim any obligation to update or supplement our disclosure concerning analysts’ views of the transaction or to bring to your attention any views contrary to those cited herein. This press release contains forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks and uncertainties that may cause ATG’s and Primus’ actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as, “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, or the negative of these terms or other comparable terminology. Important risk factors affecting ATG’s and Primus’ business generally may be found in their periodic reports and registration statements filed with the Securities and Exchange Commission at www.sec.gov. Risk factors related to the subject matter of this press release include the possibilities that ATG may not be successful in integrating Primus’ business with its own; that the anticipated cost savings from synergies will be less than expected; that depreciation, amortization and potential impairment charges associated with the acquisition could adversely affect the combined company’s results of operations; that shareholder approval and governmental clearances needed to consummate the transaction may be delayed or withheld; that ATG’s and Primus’ partners, customers or investors may react unfavorably to the combination; that if the acquisition is not completed, ATG’s and Primus’ businesses may be harmed; the risks and costs of potential and existing intellectual property litigation; the possibility that either company’s product deployments will not be successful, on time or significantly enhance the user’s Internet experience or handle user volumes; that those customers leveraging the combined companies’ products won’t have the opportunity to increase revenue and decrease future costs; the need to adapt to rapid changes so products do not become obsolete; the possibility of errors in both companies’ software products; the possibility that the company will not be successful in combining the companies’ solutions or the companies’ combined solutions will not make customer implementations faster or more flexible or permit the customer to meet its customer-facing or infrastructure requirements; that the companies’ products will not continue to be integrated with third party applications or application servers or will not support all Web services enabled systems; that ATG’s product strategy may change in the future; and the risks and costs of intellectual property litigation. Neither ATG nor Primus undertakes any obligation to update any of the forward-looking statements after the date of this press release.

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